U.S. SECURITIES AND EXCHANGE COMMISSION
        WASHINGTON, D.C. 20549
             FORM 12b-25
        SEC File Number 0-9577

NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-KSB [ ] Form 20-F [ ] Form
11-K  [ ] Form 10-Q
[ ] From N-SAR For Period Ended:            [ ]
Transition Report on
Form 10-K [ ] Transition Report on Form 20-F [ ]
Transition Report on
Form 11-K [ ] Transition Report on Form 10-Q [ ]
Transition Report on
Form N-SAR For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing
Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      PART I
                REGISTRANT INFORMATION

Full Name of Registrant - Wallstreet-Review, Inc.
Former Name if Applicable - Beryllium International
Corporation
Address of Principal Executive Office (Street and
Number)
          4701 N. Federal Highway
          Suite 370, B-9
          Lighthouse Point, Florida  33064

                      PART II
               RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT
UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT
SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE
FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF
APPROPRIATE)
(A)   THE REASONS DESCRIBED IN REASONABLE DETAIL IN
PART III OF THIS FORM COULD NOT BE ELIMINATED
WITHOUT UNREASONABLE EFFORT OR EXPENSE;
[ X ]

(B)   THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL
REPORT, TRANSITION REPORT ON FORM 10-KSB, FORM 20-
F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL
BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY
FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT
QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q,
OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE
FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE
DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT
REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF
APPLICABLE.

                  PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

 Corporation was not able to timely complete its financial statements to electronically file the required form.

               PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to
contact in regard to this notification:

Jody M. Walker, Attorney at Law   (303) 850-7637

(2) Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change
in results of operations from the corresponding
period for the last fiscal year will be reflected
by the earnings statements to be included in the
subject report or portion thereof?
 [ ] Yes [x] No   If so: attach an explanation of
the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wallstreet-Review, Inc. has caused this
notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2002

By /s/ Jeffrey Daly
--------------------------------
Jeffrey Daly, President